

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Marc Stapley
Chief Executive Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, California 94080

> **Re: Veracyte, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36156**

Dear Marc Stapley:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services